For Immediate Release April 21, 2011

Manulife Financial Informed That No OSC Orders will be Sought

Toronto - Manulife Financial today announced that it has been informed by Staff of the Ontario Securities Commission that, following its consideration of information obtained from Manulife and Manulife’s current disclosure practices and current disclosure, Staff has determined not to seek any orders of the Commission in connection with the enforcement notice delivered by Staff in June, 2009.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $475 billion (US$478 billion) as at December 31, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Anthony Wilson-Smith 416 852-8899 anthony_wilson-smith@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com